Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-43105, 333-36725, and 333-65120) of our report dated June 26, 2009 relating to the statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended, and the supplementary schedule as of December 31, 2008, which report appears in the December 31, 2008 Annual Report (Form 11-K) of The Bon-Ton Stores, Inc. Retirement Contribution Plan.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
June 26, 2009